SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
08/06/2021




1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
Less than 5%

8. SHARED VOTING POWER
Less than 5%

9. SOLE DISPOSITIVE POWER
Less than 5%
_______________________________________________________

10. SHARED DISPOSITIVE POWER
Less than 5%


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
Less than 5%

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

Less than 5%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________


Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Highland Income Fund ("HFRO" or the "Issuer").

The principal executive offices of HFRO are located at

2515 MCKINNEY AVENUE, SUITE 1100
Dallas, TX 75201



Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Phillip Goldstein.

(b)  The residence of the reporting person is

60 Heritage Drive
Pleasantville, NY 10570

(c) Mr. Goldstein is the principal of a resistered investment adviser.

(d) n/a

(e) n/a

(f) Mr.Goldstein  a citizen of the United States.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS Personal funds were used to purchase those shares for which Mr. Goldstein has sole discretion. A registered investment company on whose Investment Committee Mr. Goldstein serves owns those shares for which Mr. Goldstein has shared discretion.

ITEM 4. PURPOSE OF TRANSACTION
The filing person is sending the letter in exhibit A to stockholders of the issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on 03/11/2021, there were 71,350,322 shares of common stock outstanding as of 12/31/2020. The percentages set forth herein were derived using such number.The Reporting Person is the beneficial owner of less than 5% of the Issuer's shares.


(b)The Reporting Person is the beneficial owner of less than 5% of the Issuer's shares.


c) During the past 60 days the following shares of HFRO were Bought.

Date			Shares		 Price
6/23/2021		5,000		 9.9300
6/25/2021		5,000		 9.7300
7/20/2021		3,000		 10.5100
8/03/2021		10,000		 10.4463

d) A registered investment company on whose Investment Committee
Mr.Goldstein seves is entitled to receive any dividends or sales proceeds related to the shares it holds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/10/21

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein



Exhibit A:

Phillip Goldstein, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663
(201) 881-7111 // Fax: (201) 556-0097 // pgoldstein@bulldoginvestors.com


							August 6, 2021

Dear Fellow Stockholder of Highland Income Fund (HFRO):

After the close of business on June 14, 2021, HFRO announced a plan to change from a registered investment company to a diversified holding company. The next day HFRO's stock price fell 7.65 % from $11.89 to $10.98 (even though the net asset value (NAV) was only down a penny) and the discount to NAV widened from 13.97% to 20.49%. On June 28 the stock price hit a low of $9.92 and the discount reached almost 28%. I think there are good reasons for investors' pessimism and consequently good reasons to vote down this ill-advised proposal at the stockholder meeting on August 20.

.. HFRO's current structure as a regulated investment company provides important protections for stockholders. Among the many protections that will be lost if the proposed conversion is implemented are:
  (1) a prohibition on using excessive leverage, (2) a prohibition on secondary offerings that dilute existing stockholders, (3) a prohibition on self-dealing (joint) transactions, (4) the right of stockholders to fire the investment advisor at any time with no penalty, and (5) a requirement that at least 40% of the trustees must be independent of management.

.. James Dondero is the "face" of both HFRO and NexPoint Strategic
  Opportunities Fund (NHF), another closed-end fund. Moreover, all of the trustees of HFRO are also trustees of NHF. One year ago, NHF's trustees proposed deregistering that fund as an investment company, a proposal they said was intended to increase stockholder value and address NHF's trading discount. NHF's stockholders voted to approve the proposal but the results have been very disappointing. NHF currently trades at a discount of almost 40% to its NAV.

.. Mr. Dondero, the proposed President and CEO of HFRO post-conversion, has a long history of contentious litigation. On October 16, 2019, Highland Capital Management, L.P. ("HCMLP"), an investment advisor controlled by Mr. Dondero, filed for Chapter 11 bankruptcy protection. The judge in that case ordered him to stay away from HCMLP's business during the bankruptcy. On June 7, 2021, the judge found Mr. Dondero in contempt for knowingly violating that court order. The judge also found that he improperly disposed of a company-issued cell phone that may have contained evidence. And just a few days ago, the judge again found Mr. Dondero in contempt of court, this time for violating an order barring him from suing HCMLP's replacement CEO without the court's permission.

Rather than voting for a radical change in HFRO's business which may well result in a lower stock price, I believe there are actions that can be taken that are more likely to enhance stockholder value including the following:

1. I believe Mr. Dondero's association with HFRO is the primary reason its shares trade at a large discount to NAV. While litigation is sometimes unavoidable, Mr. Dondero's frequent and aggressive use of litigation must be distracting. Therefore, HFRO's current investment advisory agreement with his firm should be terminated and an advisor that will focus on enhancing stockholder value should be hired.

2. Mr. Dondero has caused a significant percentage of HFRO's portfolio to consist of illiquid hard-to-value assets. Investors tend to assign a large discount to the "fair value" of such assets. Consequently, the new investment advisor should actively seek to monetize HFRO's illiquid investments and redeploy the capital into liquid income producing securities.

3. Excess cash from asset sales should also be used to aggressively repurchase HFRO's common stock when it trades at a wide discount from its NAV.

As Shakespeare famously wrote in Julius Caesar, "The fault, dear
Brutus, is not in our stars / But in ourselves, that we are underlings." In short, there is nothing wrong with HFRO that cannot be fixed by getting rid of Mr. Dondero. If stockholders vote to convert HFRO to a holding company led by Mr. Dondero, they will likely regret it just like many stockholders of NHF probably regret voting to deregister that fund. To send a message to the board that Mr. Dondero must go, I urge you to vote against the proposal to convert HFRO from a registered closed-end fund to a holding company.

IF YOU HAVE ALREADY RETURNED YOUR PROXY CARD AND VOTED FOR CONVERSION, YOU CAN CHANGE YOUR VOTE AT ANY TIME BEFORE THE MEETING. IF YOU HAVE ANY QUESTIONS ABOUT HOW TO VOTE YOUR PROXY, PLEASE CALL INVESTORCOM
AT 1-877-972-0090.

						Very truly yours,

						/S/ Phillip Goldstein

						Phillip Goldstein